As filed with the U.S. Securities and Exchange Commission on February 23, 2018

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

Danone

(Exact name of issuer of deposited securities as specified in its charter)

n/a

(Translation of issuer's name into English)

France

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, New York 10004

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

DanoneWave Public Benefit Corporation

100 Hillside Avenue, 3rd Floor

White Plains, New York 10603

Attention Mr. Thomas Rondot

Telephone: (914) 815-7812

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-fifth of one ordinary share of Danone	300,000,000 American Depositary Shares	$0.05	$15,000,000	$1,867.50

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under, and constitutes Post-Effective Amendment No. 1 to each of, Form F-6 Registration Statement Nos. 333-186131 and 333-167288.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") filed as Exhibit (a)(3) to this Registration Statement and incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)		Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt

(2)		Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)

Statement that Danone publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (www.danone.com) or through an electronic information delivery system generally available to the public in its primary trading market.

Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of , 2010 among Danone, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder. Previously filed as Exhibit (a) to Registration Statement No. 333-167288 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Registration Statement No. 333-190213 and incorporated herein by reference.

(a)(3)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(3).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 23, 2018.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Danone certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paris, France, on February 23, 2018.

Danone

By:	/s/ Emmanuel Faber
Name:	Emmanuel Faber
Title:	Chairman of the Board of Directors, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on February 23, 2018, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Emmanuel Faber	Chairman of the Board of Directors, Chief Executive
Emmanuel Faber	Officer and Director (Principal Executive Officer)

/s/ Frédéric Boutebba	Director
Frédéric Boutebba

/s/ Gregg L. Engles	Director
Gregg L. Engles

/s/ Clara Gaymard	Director
Clara Gaymard

Director
Jacques-Antoine Granjon

/s/ Jean Laurent	Director
Jean Laurent

/s/ Gaelle Olivier	Director
Gaelle Olivier

/s/ Benoît Potier	Director
Benoît Potier

/s/ Franck Riboud	Director
Franck Riboud

Director
Isabelle Seillier

/s/ Mouna Sepehri	Director
Mouna Sepehri

/s/ Jean-Michel Severino	Director
Jean-Michel Severino

/s/ Virginia A. Stallings	Director
Virginia A. Stallings

/s/ Bettina Theissig	Director
Bettina Theissig

/s/ Serpil Timuray	Director
Serpil Timuray

/s/ Lionel Zinsou-Derlin	Director
Lionel Zinsou-Derlin

/s/ Cécile Cabanis	Chief Financial Officer
Cécile Cabanis

/s/ Thomas Rondot	Authorized Representative in the United States
Thomas Rondot

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of ADR

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 certification